EXHIBIT 12.1

Mercury General Corporation

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30, 2016
	2015	2014	2013	2012	2011
	(in thousands, except ratios)
Computation of Earnings:
Income from continuing operations before income taxes	$70,567	$247,425	$132,096	$135,310	$245,099	$121,994
Add: Fixed charges	8,516	7,633	8,050	7,618	11,785	7,155
Estimated interest component on uncertain tax positions (1)	(274)	(283)	(392)	(166)	(131)	(296)

Total earnings	$78,809	$254,775	$139,754	$142,762	$256,753	$128,853

Computation of Fixed Charges:
Interest expense, including amortization of premiums, discounts and debt issuance costs	$3,168	$2,637	$1,260	$1,543	$5,549	$2,922
Estimated interest component of rental expense (2)	5,074	4,713	6,398	5,909	6,105	3,937
Estimated interest component on uncertain tax positions (1)	274	283	392	166	131	296

Total fixed charges	$8,516	$7,633	$8,050	$7,618	$11,785	$7,155

Ratio of earnings to fixed charges	9.3	33.4	17.4	18.7	21.8	18.0

(1)	The Company recognizes interest and penalties relating to uncertain tax positions in income tax expense.
(2)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest (one-third of rental expense).

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.